

May 3, 2010

Room 4631

James S. Sawyer
Executive Vice President and Chief Financial Officer
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810

> **Re: Praxair, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-11037**

Dear Mr. Sawyer:

  We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 16. Retirement Programs, page 81

Assumptions, page 84

1. We note that your discount rate for US and International used to determine benefit obligations for 2009 decreased to 5.9% and 7.7% from 6.5% and 8.2% in 2008, respectively. However, your discount rates used to determine net periodic benefit cost increased during 2009 for both US and International plans. Please tell us and disclose in future filings, why your discount rate for the obligation is decreasing

when the rate for the expense is increasing. Further tell us what impact these trends had on your calculation and financial statements as a whole.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief